UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

( Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DISCLOSURE OF DIRECTOR RE-APPOINTMENT AND AMALGAMATION OF SUBSIDIARIES

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with a copy of the following information relating to (i) the re-appointment of Ms. Ireena Vittal as an independent director (the “Re-appointment of Ms. Vittal”) of the Company’s board of directors (the “Board”) and (ii) the merger of its wholly-owned subsidiaries, Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with the Company (the “Scheme of Amalgamation”). The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On April 25, 2018, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange that its Board has approved the Re-appointment of Ms. Vittal. A copy of the letter to the securities exchanges is attached hereto as Exhibit 99.1.

On April 25, 2018, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange that its Board has approved the Scheme of Amalgamation. The Company also informed the stock exchanges regarding details of the Scheme of Amalgamation. A copy of the letter to the securities exchanges is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal

Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: April 26, 2018

INDEX TO EXHIBITS

Item

99.1	Letter to Securities Exchanges, dated April 25, 2018, disclosing the approval of the Re-appointment of Ms. Vittal.

99.2	Letter to Securities Exchanges, dated April 25, 2018, announcing the Scheme of Amalgamation.